July 24, 2009

VIA FACSIMILE, FEDEX AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW, Mail Stop 3720
Washington, DC  20549-0303
Attn:  Ms. Celeste Murphy, Legal Branch Chief

         Re:      Sunshine PCS Corporation
                  Schedule 13E-3
                  File No. 005-84854
                  Schedule 14A
                  File No. 333-50948
                  Filed May 14, 2009

Dear Ms. Murphy:

         On behalf of Sunshine PCS Corporation (the "Company"), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the "Staff") received by letter dated June 11, 2009. We appreciate the Staff's prompt consideration of this response.

         In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company's response in regular type. References in this letter to "we", "our" or "us" mean the Company or its advisors, as the context may require.


                                 Schedule 13E-3
                                 --------------

General
-------

1. We note that your officers and directors will continue in their roles after the going-private transaction. The staff has consistently taken the position that members of management of an issuer that is going private are affiliates of that issuer. It appears, based on the facts and circumstances, that your officers and directors are engaged in the transaction and have incurred a Schedule 13E-3 filing obligation separate from that of the issuer. Please include each member as a filing person on the Schedule 13E-3 or explain why each person should not be so included. See the Division of Corporation Finance's Compliance & Disclosure Interpretation 201.05 available at: http://www.sec.gov/divisions/corpfin/guidance/13E-3-interps.htm.

     The Schedule 13E-3 has been amended in response to this comment to add Robert E. Dolan, a member of the Company's board of directors and the Company's Assistant Secretary as a filing person. Please see the cover page and contents of Amendment No. 1 to Schedule 13E-3. For the Staff's information, all of the Company's officers and directors are now included as filing persons.

2. LICT's Board of Directors and the Chairman of LICT's Board of Directors, "control person" Mario J. Gabelli, beneficially own 18.1% of your outstanding voting securities and Mr. Gabelli beneficially owns approximately 26% of LICT's outstanding voting securities. As a result of the merger, the company would be approximately 97% owned by LICT. Further, Mr. Robert E. Dolan, your Assistant Secretary and one of your two directors on your Board of Directors, currently serves as the Interim Chief Executive Officer and Interim Chief Financial Officer of LICT. Mr. Dolan would be acting on behalf of LICT in any negotiations regarding the proposed merger with the company. It appears, based on the facts and circumstances, that LICT, LICT's Board of Directors and Mr. Gabelli are affiliates engaged in the Rule 13e-3 transaction and have incurred a Schedule 13E-3 filing obligation separate from that of the issuer. Please include each member as a filing person on the Schedule 13E-3 or explain why each person should not be so included.

     For the Staff's information, we do not believe that LICT, the LICT Board of Directors or Mario Gabelli are "affiliates" of the Company, as such term is used in Rule 13e-3(a)(1). Notwithstanding the fact the Mr. Gabelli owns 18.1% of the Company's voting securities and approximately 26% of LICT's outstanding voting securities, Mr. Gabelli does not control the Company, the Company's operations or its decision making. Accordingly, despite Mr. Gabelli's stock ownership, he does not exercise the control nor is the Company under common control of LICT as is required by Rule 13e-3(a)(1).

     Although Mr. Robert E. Dolan is currently serving as the Interim Chief Executive Officer and the Chief Financial Officer of LICT, he is bound by his fiduciary duty as a director of the Company to make decisions in the best interest of the Company. Mr. Dolan's decision to act on behalf of LICT in the negotiations regarding the proposed merger with the Company was based on his knowledge of both the Company and the North Dakota companies and the belief that his unique position would benefit the Company in determining whether the North Dakota companies and the transaction would be beneficial to the Company. However, Mr. Dolan's fiduciary duty as a director to the Company is paramount and if he determines that the transaction would not be in the best interests of the Company after negotiating the terms of the transaction, he will oppose the transaction. Therefore, while Mr. Dolan's role as a director makes him a "filing person" for the purpose of Schedule 13E-3, his role of negotiating the North Dakota transaction on behalf of LICT does not make LICT or the LICT Board of Directors an affiliate under Rule 13e-3(a)(1).

     Even if the Staff concludes that LICT, the LICT Board of Directors or Mr. Gabelli are "affiliates" under Rule 13e-3(a)(1), they are not "affiliates engaged" in the Rule 13e-3 transaction and, therefore, have not incurred a
     Schedule 13E-3 filing obligation separate from that of the Company. Q&A No. 5 of the Interpretative Release Relating to Going Private Transactions Under Rule 13e-3, Exchange Act Release No. 17719, April 13, 2001 is clear that "the filing, disclosure and dissemination requirements of the Rule would apply to both the issuer and its affiliates when both are engaging in the Rule 13e-3 transaction." In this case, none of LICT, the LICT Board of Directors or Mr. Gabelli is directing or has responsibility for the reverse stock split proposed by the Company.

     Mr. Gabelli's ownership of 18.1% of the Company's outstanding voting securities and 26% of LICT's outstanding voting securities are not the dispositive issues in determining whether LICT, the LICT Board of Directors and/or Mr. Gabelli should be considered "affiliates engaged" in the transaction. Rather, the Staff must determine who was involved in the structuring, development and implementation of the Rule 13e-3 transaction. None of LICT, the LICT Board of Directors or Mr. Gabelli had such involvement in the reverse stock split. The Company's officers and board of directors structured and will implement the terms of the reverse stock split on their own, and not under the direction or control of LICT, the LICT Board of Directors or Mr. Gabelli. As a result, LICT, the LICT Board of Directors and Mr. Gabelli are not "affiliates engaged" in the Rule 13e-3 transaction and have not incurred a Schedule 13E-3 filing obligation.

     Further, LICT, the LICT Board of Directors and Mr. Gabelli should not be deemed "filing persons" for purposes of the Company's Schedule 13E-3 filing. The Staff directs the Company, in its Response Letter, to Section
     201.05 of the interpretation of the Division of Corporation Finance's Compliance & Disclosure, last updated January 26, 2009 (the "Interpretation"). The reverse stock split does not come within the scope of the transaction contemplated by the Interpretation.

     The Interpretation addresses a transaction where a "third party proposes a transaction with an issuer that has at least one of the going private effects." Essentially, the Staff has incorrectly characterized the proposed acquisition of North Dakota companies as the impetus and the primary transaction of the Company's Schedule 13E-3 filing, with the going private transaction as a means of consummating the acquisition. This view is erroneous. The primary transaction of the Schedule 13E-3 is the reverse stock split, which will result in the going-private transaction.

     As disclosed in the Schedule 14A, the acquisition of the North Dakota companies is a potential transaction subject to negotiation. The Company views the potential acquisition as uncertain at this moment because there have been no negotiations between the parties and no definitive agreements have been drafted or proposed, let alone signed. At this stage, only the very general language of the term sheet referenced in the Company's proxy statement has been offered as the possible basis for negotiations regarding the potential acquisition. The potential acquisition of the North Dakota companies has been disclosed to security holders because the Company believes that it would be relevant, at this stage, to any security holder in determining whether to vote their securities in favor of the reverse stock split. The Company's security holders are not being given the opportunity to vote on the potential acquisition because the acquisition has not been agreed upon at this time. Since the reverse stock split, and not the potential acquisition, is the reason for Company's Schedule 13E-3 filing, Section 201.05 of the Interpretation does not apply to the reverse stock split. Therefore, LICT, the LICT Board of Directors and Mr. Gabelli cannot properly be deemed "filing persons" for purposes of the Company's
     Schedule 13E-3 filing.

3. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to any of the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered may be different from those of the subject company, which should be reflected in the disclosure.

     For the Staff's information, please see our response to Comment 2 of the Staff's Comment Letter. Since we do not believe that LICT, the LICT Board of Directors and Mr. Gabelli are "affiliates" or "filing persons", none of the information/disclosure set forth in Comment 3 is required.

     The Schedule 13E-3 has been amended in response to this comment to add the information required for Mr. Dolan as a filing person in accordance with Comment 1 of the Staff's Comment Letter. Please see Items 3, 7(d), 8(a) and 9(a) of Amendment No. 1 to Schedule 13E-3.

4. Please revise your filings to comply with General Instruction C of Schedule 13E-3. Provide the disclosure, if applicable, required by items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each executive office and director of the company.

     The Schedule 13E-3 has been amended in response to this comment to add or update the information, if necessary, to provide the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to Robert E. Dolan. Please see Items 3, 5, 6, 10 and 11 of Amendment No. 1 to Schedule 13E-3.

Item 1. Summary Term Sheet
--------------------------

5. Please revise, here and throughout the filing, to delete any references to the termination of the registration of your common stock under the Securities Exchange Act of 1934. Please note that following the filing of a Form 15, the 15(d) registration and periodic reporting obligations will be suspended, not terminated.

     The Schedule 14A has been amended in response to this comment to reference "suspension" and not "termination." Please see pages 1, 3-9, 15, 16, 20, 27, 33 and 34 of Amendment No. 1 to Schedule 14A.

Item 3.  Identity and Background of Filing Person
-------------------------------------------------

6. We note that in the Security Ownership of Certain Beneficial Owners and Management section you disclose that there are four individuals in your directors and executive officers as a group. Revise to provide the name and address of all persons specified by Instruction C to Schedule 13E-3.

     The Schedule 14A has been amended in response to this comment to correctly disclose that there are two individuals in our directors and executive officers as a group. Please see page 30 of Amendment No. 1 to Schedule 14A. The Schedule 13E-3 has been amended in response to this comment to provide the name and address of all persons specified by Instruction C to Schedule 13E-3. Please see Item 3(a) of Amendment No. 1 to Schedule 13E-3.

7. As Mr. Ahl is a filing person, it is inappropriate to qualify the statement specified by Item 1003(c)(3) of Regulation M-A. Revise to remove the phrase "to the Company's knowledge" in the second paragraph under subsection (c).

     The Schedule 13E-3 has been amended in response to this comment to remove the phrase "to the Company's knowledge." Please see Item 3(c) of Amendment No. 1 to Schedule 13E-3.

Item 4.  Terms of the Transaction
---------------------------------

8. Please revise the disclosure on page 17 of your preliminary proxy statement to indicate how your board of directors considered the liquidity of the trading market for your common stock in determining that unaffiliated stockholders may "switch their status from Cashed Out Stockholder to Continuing Stockholder (or vice versa) as they see fit."

     The Schedule 14A has been amended in response to this comment to disclose how the board considered the liquidity of the trading volume in determining that unaffiliated stockholders may "switch their status." Please see page 10 of Amendment No. 1 to Schedule 14A.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements
------------------------------------------------------------------

9. Please provide the disclosures required by Item 1005 of Regulation M-A for each filing person, including any filing person added in response to the preceding comments.

     For the Staff's information, no additional disclosures were required under
     Item 1005 of Regulation M-A as a result of the addition of Robert E. Dolan as a filing person.

Item 6.  Purposes of the Transaction and Plans or Proposals
-----------------------------------------------------------

10. Revise the disclosure on page 11 of your preliminary proxy statement that indicates that the reverse stock split will allow the termination of the registration of your common stock under Section 12(b) of the Exchange Act, as your common stock has not been registered under Section 12(b).

     The Schedule 14A has been amended in response to this comment to delete the statement that indicates termination of registration of our common stock under Section 12(b) of the Exchange Act. Please see page 4 and 6 of Amendment No. 1 to Schedule 14A.

Item 7.  Purposes, Alternatives, Reasons and Effects
----------------------------------------------------

11. Please revise to provide expanded disclosure regarding the reasons behind your choice to engage in the transaction at this time as opposed to any other time in your public company history. Also, disclose all material factors considered with respect to the reasons for the structure of the transaction. For example, describe why the board of directors decided upon a 1-for-1000 reverse stock split as opposed to another exchange ratio. See
     Item 1013(c) of Regulation M-A. Please note that conclusory statements are not considered sufficient disclosure in response to this section. See Instruction 1 to Item 1013.

     The Schedule 14A has been amended in response to this comment to provide expanded disclosure regarding the reasons for engaging in the transaction now and why another exchange ratio was not used. Please see page 3 of Amendment No. 1 to Schedule 14A.

12. In addition, please revise to discuss how your board of directors considered the potential transaction with LICT in considering alternative transactions. If the board's considerations occurred prior to any discussions with LICT regarding the potential merger transaction, please disclose whether the board reconsidered the alternatives in light of the proposed term sheet.

     The Schedule 14A has been amended in response to this comment to provide additional information on the Board's consideration of the LICT transaction in considering alternatives. Please see page 10 of Amendment No. 1 to
     Schedule 14A.

13. Discuss the federal tax consequences of the Rule 13e-3 transaction on each filing party. See Item 1013(d) of Regulation M-A.

     The Schedule 13E-3 has been amended in response to this comment to include the federal tax consequences on each filing party. Please see Item 7(d) in Amendment No. 1 to Schedule 13E-3.

14. In your revised 13E-3 filing, including affiliates, as requested above, please amend your disclosure to include the description to include the effect of the Rule 13e-3 transaction on the affiliates' interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

     The Schedule 13E-3 has been amended in response to this comment to include the effect of the Rule 13e-3 transaction on Mr. Ahl's and Mr. Dolan's interest in the net book value and net earnings of the Company. Please see
     Item 7(d) in Amendment No. 1 to Schedule 13E-3.

15. We note that as of December 31, 2008, the Company's only assets consisted of $442,026 in cash and a net operating loss carry-forward of approximately $3.7 million incurred over the years starting in year 2001 through the current year. The loss carryover may be carried forward 20 years which would expire starting in 2021. The ability to utilize this loss carry-forward is dependent on the Company's ability to generate a taxable income prior to its expiration. Expressly disclose, if true, that the surviving company and the remaining shareholders will be beneficiaries of these net operating loss carry-forwards. See Instruction 2 to Item 1013 of Regulation M-A.

     The Schedule 14A and Schedule 13E-3 have been revised in response to this comment to provide information regarding the Company's net operating loss carry forwards. Please see page 9 of Amendment No. 1 to Schedule 14A and
     Item 7(d) in Amendment No. 1 to Schedule 13E-3.

Item 8.  Fairness of the Transaction
------------------------------------

16. Revise your disclosure to separately address procedural and substantive fairness. This comment also applies to discussions to be included in your revised Schedule 13E-3 by other filing persons.

     The Schedule 14A and Schedule 13E-3 have been revised in response to this comment to separately address procedural and substantive fairness including by other filing persons. Please see pages 10 - 13 of Amendment No. 1 to
     Schedule 14A and Item 8(a) of Amendment No. 1 to Schedule 13E-3.

Item 9.  Reports, Opinions, Appraisals and Negotiations
-------------------------------------------------------

17. Revise the "Special Factors" section at the beginning of your preliminary proxy statement to include the information required by Item 9 of Schedule 13E-3. See Rule 13e-3(e)(1)(ii) and General Instruction E to Schedule 13E-3.

     The Schedule 14A and Schedule 13E-3 have been revised in response to this comment to provide the information required by Item 9 of Schedule 13E-3. Please see pages 10 and 11 of Amendment No. 1 to Schedule 14A and Item 9(a) in Amendment No. 1 to Schedule 13E-3.

Item 13.  Financial Statements
------------------------------

18.  Financial information has been incorporated by reference in response to
     Item 13 of Schedule 13E-3. Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. Also, please note our subsequent comment regarding documents you incorporate by reference.

     For the Staff's information, please see our response to Comment 42 of the Staff's Comment letter. Since we are relying on Item 13(b)(2) to incorporate the financial information by reference and will be delivering the full information required by Items 1010(a) and (b) of Regulation M-A to our stockholders at the same time as delivery of the proxy statement, we are not utilizing summarized financial statements as provided in Instruction 1 to Item 13 of Schedule 13E-3.

19. Revise to provide the ratio of earnings to fixed charges for the two most recent fiscal years and provided interim periods. See Item 1010(a)(3) of Regulation M-A.

     For the Staff's information, the ratio of earnings to fixed charges for the two most recent fiscal years and the interim periods is not included in the
     Schedule 13E-3 because the Company's fixed charges have been zero during those periods and as such the ratio is meaningless.

20. Revise to provide book value per share as of the date of the most recent balance sheet presented. See Item 1010(3)(4) of Regulation M-A.

     The Schedule 14A has been amended in response to this comment to provide book value per share as of the date of the most recent balance sheet. Please see page 31 of Amendment No. 1 to Schedule 14A.

Item 16.  Exhibits
------------------

21. Please file the preliminary, non-binding term sheet dated April 30, 2009 with LICT as an exhibit to your Schedule 13E-3. See Item 1016(d) of Regulation M-A.

     The Schedule 13E-3 has been amended in response to this comment to add the preliminary non-binding term sheet dated April 30, 3009 with LICT as an exhibit. Please see Item 16(d)(2) and Exhibit (d)(2) of Amendment No. 1 to the Schedule 13E-3.

Signature
---------

22. Please revise to have all filing persons or their authorized representatives sign the Schedule 13E-3. See Instruction to Signature of
     Schedule 13E-3.

     The Schedule 13E-3 has been amended in response to this comment to add the signatures of David S. Ahl and Robert E. Dolan as filing persons. Please see page 11 of Amendment No. 1 to the Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

General
-------

23.  Please fill in the blanks in the preliminary proxy statement.

     For the Staff's information the current blanks in proxy statement are for
     (i) the date of the special meeting, (ii) the record date for the special meeting, (iii) the number of share outstanding on the record date, (iv) the mailing date of the proxy, and (v) the market information for our Common Stock which is to be provided as close as possible to the printing date of the proxy. Given the uncertainty of the timing of the filing of the definitive proxy statement we are unable to provide this information at this time. We will undertake to provide this information in the definitive proxy statement.

24. Please revise to indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).

     The Schedule 14A has been amended in response to this comment to note that the proxy statement and form of proxy are preliminary copies. Please see the first page of the proxy statement and the form of proxy in Amendment No. 1 to Schedule 14A.

25. The proxy statement should begin with a Summary Term Sheet, followed by a table of contents and then the "Special Factors" section. The Summary Term Sheet should set forth the principal terms of the transaction and be no longer than a page and a half. Please revise. For further guidance, see
     Item 1001 of Regulation M-A.

     The Schedule 14A has been amended in response to this comment to begin with the Summary Term Sheet, followed by the table of contents and then the "Special Factors" section. The Summary Term sheet has been condensed to a page and a half. Please see the Summary Term Sheet in Amendment No. 1 to
     Schedule 14A.

26. We note that the company is both going private and in discussions with LICT regarding the potential acquisition of the North Dakota Companies and that LICT, as the ultimate parent company of the North Dakota Companies, proposed a preliminary, non-binding term sheet dated April 30, 2009. The term sheet proposes that through a merger, approximately 158,000 shares of your common stock (on a post-reverse stock split basis) would be issued to LICT. It does not appear that you intend to provide security holders with an opportunity to vote on any merger agreement regarding the potential acquisition of the North Dakota Companies. Provide us your analysis regarding whether security holders should be provided an opportunity to vote on the potential merger agreement, and whether they should have the opportunity to do so separately, in addition to the vote in favor of the going-private merger. See Note A of Schedule 14A and Rule 14a-4(a)(3). We note that the Unaudited Pro Forma Financial Statements in the preliminary proxy statement disclose the effect of both the reverse stock split transaction and the potential merger transaction with the North Dakota companies.

     As disclosed in the Schedule 14A, the acquisition of the North Dakota companies is a potential transaction subject to negotiation. The Company is in the process of evaluating the terms proposed by LICT and views the potential acquisition as uncertain at this moment because there have been no negotiations between the parties and no definitive agreements have been drafted or proposed. In addition, any potential merger remains subject to the approval of both LICT's and the Company's board of directors. At this stage, only the very general language of the term sheet referenced in the Company's proxy statement has been offered as the possible basis for negotiations regarding the potential acquisition. The potential acquisition of the North Dakota companies has been disclosed to security holders because the Company believes that it may be material, at this stage, to any security holder in determining whether to vote their securities in favor of the reverse stock split, not because of the likelihood of completion of the transaction or the particular proposed terms, but rather because of the Company's limited cash value. The Company's security holders are not being given the opportunity to vote on the potential acquisition because there is no definitive deal and the terms have not been negotiated at this time. Note A of Schedule 14A requires disclosure of an item when it is involved with the matter disclosed in Schedule 14A. The example in Note A is the authorization to increase authorized shares which are planned to be used to acquire another company. Our reverse stock split is being conducted to suspend our registration requirements and preserve the value, which is only our cash, for our stockholders. Our reverse stock split is not being conducted to facilitate any future transaction and does not fit within this example. The matters acted upon pursuant to the Schedule 14A are in no way related to the terms proposed by LICT.

Reverse Stock Split Summary Term Sheet, page 1
----------------------------------------------

27. Revise here and throughout your preliminary proxy statement to disclose that your authorized common stock will not be proportionately decreased and the potential dilutive and anti-takeover effects to your continuing stockholders following the reverse stock split.

     The Schedule 14A has been amended in response to this comment to disclose that our authorized common stock will not be proportionately decreased and the potential dilutive and anti-takeover effects to our continuing stockholders following the reverse stock split. Please see pages 1 and 6 of Amendment No. 1 to Schedule 14A.

If the Reverse Split is Approved by our Stockholders. Must it be Consummated by
-------------------------------------------------------------------------------
Our Board.... page 9
--------------------

28. Please revise to clarify the circumstances that would lead to an abandonment of the reverse stock split.

     The Schedule 14A has been amended in response to this comment to clarify the circumstances that would lead to an abandonment of the reverse stock split. Please see pages 4 and 20 of Amendment No. 1 to Schedule 14A.

Cautionary Statement Concerning Forward-Looking Statements, page 10
-------------------------------------------------------------------

29. We note the disclaimer that you are not obligated to publicly update or revise your forward-looking statements. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect any material change in the information previously disclosed. Please revise accordingly.

     The Schedule 14A has been amended in response to this comment to update the Company's obligations under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii). Please see page 21 in Amendment No. 1 to Schedule 14A.

Special Factors - Reverse Stock Split Proposal, page 11
-------------------------------------------------------

30. Please revise your discussion throughout this section and the Proposal No. 1 section, starting on page 22, to include full disclosure, including, but not limited to, all dates and attendant parties of each discussion, consideration and meeting, whether via telephone or in person. Some examples include, but are not limited to the following:

          o Deliberation of the Board of Directors resulting in the determination to undertake the reverse stock split in order to deregister your shares of common stock (page 11);
          o Determination by the Board of Directors to effectuate the reverse stock split as soon as administratively possible following stockholder approval (page 12);
          o Consideration by the Board of Directors of the cash consideration to be paid for fractional shares (page 14);
          o Consideration by the Board of Directors of alternative transactions (page 16)

          o Determination by the Board of Directors that the reverse stock split is substantively and procedurally fair to each differently-impacted group of stockholders (page 17);

          o Discussion regarding the special interests of affiliated persons in the reverse stock split transaction (page 22).

     For the Staff's information, the Company has provided full disclosure to the best of its ability in connection with the items listed above and throughout the referenced sections. As disclosed in the proxy statement the Company's board of directors consists of only two people, Robert Dolan and Dave Ahl who are also the only two officers of the Company which has not had operations since 2003. As such, Mr. Dolan and Mr. Ahl have engaged in many conversations regarding the subject matter of the proxy both in person and over the phone; however, there has not been a formal or chronological record kept and as such no dates or further disclosure can be provided.

31. Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(b) of Regulation M-A.

     For the Staff's information, the ratio being used in connection with the reverse stock split will allow unaffiliated security holders to retain an ownership interest in the Company. We do not find anything in our proxy statement that indicates only affiliates will remain after the effective time of the reverse stock split. As such, we have not made any amendments to our filings pursuant to this comment.

Effects on Stockholders with Fewer than 1000 Shares..., page 12
---------------------------------------------------------------

32. Please explain any difficulty that security holders may have in trying to acquire common stock prior to the split transaction and explain that all stockholders who may want to acquire greater than 1000 shares may be unable to do so.

     The Schedule 14A has been amended in response to this comment to explain potential difficulties security holders may have in trying to acquire common stock prior to the reverse stock split and to explain that all stockholders may not be able to acquire the shares they want. Please see page 5 of Amendment No. 1 to the Schedule 14A.

Alternative Transactions Considered, page 16
--------------------------------------------

33. Provide quantitative and comparative information to support your statements that the relative cost associated with maintaining the status quo or liquidation would be greater than the costs associated with the going private transaction and potential merger.

     The Schedule 14A has been amended in response to this comment to provide information to support the statements regarding the status quo or liquidation. Please see page 10 of Amendment No. 1 to Schedule 14A.

Fairness of the Reverse Stock Split, page 17
--------------------------------------------

34. All of the factors fisted in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable details. Revise your disclosure in this section to address in detail all of the factors listed in Instruction 2. In addition, please note that conclusory statements are insufficient. See Question 21 of Exchange Act Release No. 34-27729. If one or more of the factors were not considered, state that and explain why they were not deemed material or relevant. For example, please revise to address:

          o why $0.05 per share is substantively fair given the liquidation value and proposed merger value of $0.08 per share; and,

          o why the transaction is procedurally fair given the absence of a financial advisor, fairness opinion and legal advisor.

     The Schedule 14A was amended in response to this comment to provide for the factors listed in Instruction 2. Please see pages 9 - 13 generally, in specific response to the first bullet item see page 11 and in response to the second bullet point see pages 10 and 11 (all page references are to Amendment No. 1 to Schedule 14A).

35. Further to our comment above. You disclose that the Board determined that it would not engage an appraiser or counsel because such services would be too costly. Please revise to specify the basis for the Board's determination by quantifying the cost associated with such services and comparing such costs to the overall cost associated with the going private transaction and proposed merger.

     The Schedule 14A was amended in response to this comment to provide quantification of cost regarding the lack of a fairness opinion. Please see page 13 of Amendment No. 1 to Schedule 14A.

Cost of Proxy Solicitation, page 21
-----------------------------------

36. We note that your officers and employees may solicit proxies "by mail and in addition, may be made by telegrams, personal interviews and by telephone." We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

     We confirm our understanding that all written soliciting materials must be filed under the cover of Schedule 14A.

37. Please clarify whether you intend to solicit proxies via the Internet. If so, please note our comment above. Also, please inform us of any chat rooms that you intend to use.

     The Schedule 14A has been amended in response to this comment to add "electronic mail" to the list of potential solicitation methods. Please see page 22 of Amendment No. 1 to Schedule 14A. We will not be using any chat rooms to solicit proxies.

38. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with notice informing them of where the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/fina1/2007/34-56135.pdf.

     We confirm that we will post our proxy materials on a specified, publicly-accessible Internet Web site, other than EDGAR, and will provide record holders with notice informing them of where the materials are available and explaining how to access those materials.

Proposal No. 2. Amendment to Certificate of Incorporation to Grant Option to
----------------------------------------------------------------------------
Repurchase Shares, page 26
--------------------------

39. We note your statement that the Board of Directors determined that the option to repurchase shares is substantively and procedurally fair. Revise to provide further discussion with respect to the Board's determination that the option to repurchase shares is fair. Also discuss how the Board determined the price to be paid for shares pursuant to the option.

     The Schedule 14A has been amended in respect to this comment to reflect that the Board of Directors did not enter into a separate substantive and procedural fairness analysis of Proposal No. 2 and to discuss the Board's determination of the price to be paid to repurchase shares. Please see pages 27 and 28 of Amendment No. 1 to Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 28
-----------------------------------------------------------------------

40. We note that the company registered a class of equity security in 2000. Since that time, no beneficial ownership reports pursuant to Regulation 13D-G have been filed. However, the beneficial ownership table reflects at least four persons who own greater than 5% of the shares of common stock. We refer you to Rule 13d-1(d). Please make the appropriate filings or advise.

     For the Staff's information, the Company registered equity securities in 2000 on Form SB-2 under the Securities Act of 1933. The Company has never filed a Form 10 or Form 8-A in order to register any class of its securities under the Securities Exchange Act of 1934. As a result, the Company and its stockholders are not subject to the requirements of Regulation 13D-G and no such filings have been or will be made.

Unaudited Pro Forma Financial Statements, page 30
-------------------------------------------------

41. In Note A, please remove the references to "listing" and "delisting." Please make similar changes throughout the proxy statement when referencing the benefits of deregistration.

     The Schedule 14A has been amended in response to this comment to remove references to "listing" and "delisting" in Note A and throughout the proxy statement. Please see pages 33 and 34 in Amendment No. 1 to Schedule 14A.

Documents Incorporated by Reference, page 34
--------------------------------------------

42.  We note that you have incorporated by reference the information required by
     Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement. Alternatively, revise the Schedule to include the information required by Item 13(a).

     For the Staff's information, the Company intends to rely on Item 13(b)(2) to incorporate the required information by reference. The Company confirms that it will deliver the information incorporated by reference to the Company's stockholders at the same time as the Company delivers the proxy statement. Please see the last sentence in "Documents Incorporated by Reference" on page 37 of Amendment No. 1 to Schedule 14A.



The Company hereby acknowledges the following:

          o The Company is responsible for the adequacy and accuracy of the disclosure it its filings;

          o Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions about our responses in this letter, please feel free to contact me at (701) 924-1000, or our outside securities counsel, David
C. Grorud of Fredrikson & Byron at (612) 492-7032.

Sincerely,

/s/ Robert E. Dolan

Robert E. Dolan, Assistant Secretary

Sunshine PCS Corporation